Exhibit 21

List of Subsidiaries of Pacific Restaurant Holdings, Inc.

1)	Palo Alto Fuego, Inc. – a California corporation.

2)	Playa Grill Franchise Corp., Inc. – a California corporation.

3)	Steve Pizza Franchise Corp., Inc. – a California corporation.

4)	Pacific Ocean Restaurants, Inc. – a Nevada corporation.

5)	Playa Grill, Inc. – a Nevada corporation.

6)	Steve Pizza, Inc. – a Nevada corporation.

7)	New York NY Fresh Deli Franchise, Inc. – a Delaware corporation.